SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 6)*

LL&E Royalty Trust
(Name of Issuer)

Units of Beneficial Interest
(Title of Class of Securities)

502003 10 6
(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
110 East 42nd Street, Suite 1100
New York, New York 10017
212-986-4800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 21 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons
    Robert E. Robotti

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of   7. Sole Voting Power: -0-

Shares
Beneficially   8. Shared Voting Power: 1,918,821

Owned by
Each   9. Sole Dispositive Power: -0-

Reporting
Person With   10. Shared Dispositive Power: 1,918,821

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     1,918,821

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
     10.1%

14. Type of Reporting Person (See Instructions)
     IN, HC

1. Names of Reporting Persons
   Robotti & Company, Incorporated

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 64,800	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 64,800	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    64,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    CO, HC

1. Names of Reporting Persons
    Robotti & Company, LLC

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]   (b) [ ]

---

3. SEC Use Only

---

4. Source of Funds (See Instructions)
    OO

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

---

6. Citizenship or Place of Organization
    New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 63,500
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 63,500

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     63,500

---

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

---

13. Percent of Class Represented by Amount in Row (11)
     Less than 1%

---

14. Type of Reporting Person (See Instructions)
     OO, BD

1. Names of Reporting Persons
   Robotti & Company Advisors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 1,300	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 1,300	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,300

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    OO, IA

1. Names of Reporting Persons
   Kenneth R. Wasiak

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power: -0-

8. Shared Voting Power: 1,854,021

9. Sole Dispositive Power: -0-

10. Shared Dispositive Power: 1,854,021

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,854,021

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    9.8%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons
   Ravenswood Management Company, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of
Shares
Beneficially   7. Sole Voting Power: -0-
Owned by
Each   8. Shared Voting Power: 1,854,021
Reporting
Person With   9. Sole Dispositive Power: -0-

                  10. Shared Dispositive Power: 1,854,021

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,854,021

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    9.8%

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons
   The Ravenswood Investment Company, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 1,308,517
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 1,308,517

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,308,517

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    6.9%

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons
    Ravenswood Investments III, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	
	7. Sole Voting Power: -0-
	8. Shared Voting Power: 545,504
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 545,504

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    545,504

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    2.9%

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons
    Benjamin Stein

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 293,564
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 293,564

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     293,564

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
     1.6%

14. Type of Reporting Person (See Instructions)
     IN, HC

1. Names of Reporting Persons
    Zachary Sternberg

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 293,564
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 293,564

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    293,564

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    1.6%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons
    Spruce House Capital LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    Delaware

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 293,564
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 293,564

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     293,564

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
     1.6%

14. Type of Reporting Person (See Instructions)
     OO

1. Names of Reporting Persons
   Spruce House Partners LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 293,564	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 293,564	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    293,564

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    1.6%

14. Type of Reporting Person (See Instructions)
    PN

This Statement on Schedule 13D Amendment No. 6 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Statement amends the Initial Statement of Beneficial Ownership on Schedule 13D relating to Units of Beneficial Interest (the "Units") of LL&E Royalty Trust (the "Issuer"), filed on October 23, 2008 with the Commission as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5 thereto, filed with the Commission on February 9, 2009, June 10, 2009, September 2, 2009, December 28, 2009, and May 5, 2010, respectively (as so amended, the "Amended Statement"), as specifically set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 4.   Purpose of Transaction

Item 4 of the Amended Statement is hereby amended to add the following:

Robotti & Company, on behalf of the Reporting Persons, sent to The Bank of New York Mellon Trust Company, N.A., as Trustee ("Trustee") for LL&E Royalty Trust ("Trust"), a letter dated June 29, 2010 ("June 29 Letter") in which it proposed a sale of the Trust assets for units of a newly-form limited liability company ("New LLC"), to preserve Unit holder value.

Section 9.02 of the Trust Agreement permits the Trustee to sell the assets of the Trust for non-cash consideration consisting of personal property upon the authorization of the holders of a majority of the Units. Accordingly, the Trustee has the flexibility to sell the Trust assets for non-cash consideration consisting of personal property if authorized by the holders of a majority of the Units and if the Trustee deems such transaction to be in the best interest of the Unit holders. We propose a sale of the Trust assets for units of New LLC -- i.e., non-cash consideration consisting of personal property --which is possible with the approval of the holders of a majority of the Units.

The steps for such a transaction are as follows:

1. Form and prepare New LLC to be a public company registered under the Securities Act of 1933 (the "Securities Act"). New LLC would be formed as a limited liability company under the laws of the State of Delaware. New LLC would be set up to comply with applicable corporate governance requirements, including among other things, the required composition of the board of directors and committees thereof and the engagement of independent accountants. New LLC would put systems in place for producing financial statements and related disclosure, including required evaluations of disclosure controls and the effectiveness of internal controls over financial reporting. New LLC would be subject to the periodic and other reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act").

2. Execute an Exchange Agreement between New LLC and the Trustee (on behalf of the Trust) providing for the exchange of assets of the Trust (which consist of the partnership interests in LL&E Royalty Partnership (the "Partnership")) for units of the New LLC and the distribution of such units to Unit holders in final liquidation of the Trust (the "Transaction"). The closing of the Transaction will be conditioned on the approval of the holders of a majority of the Units.

3. Prepare the required Proxy Statement and Registration Statement (including the Prospectus) in accordance with applicable federal securities laws.

4. File and distribute the Proxy Statement and Registration Statement (including the Prospectus) in accordance with applicable federal securities laws.

5. Call and hold a meeting of the Unitholders to vote on the Transaction.

We intend to prefund New LLC with sufficient funds to cover the Trust's already incurred expenses, expenses in approving and consummating the Transaction as well as to cover the operations of New LLC for the foreseeable future.

In addition, if the Transaction is consummated, we anticipate that New LLC would then commence a rights offering whereby each unit holder would have an opportunity to participate and maintain its proportional interest in New LLC subject to any amounts paid by or on behalf of the Trust or New LLC to consummate the Transaction and any dilution due to prefunding of New LLC, which we anticipate will be no more than 5%-10%.

A copy of the June 29 Letter is attached hereto as Exhibit 6 and incorporated herein by reference.

Item 7.   Materials To Be Filed As Exhibits

Item 7 of the Amended Statement has been amended and restated to read as follows:

The following documents are filed herewith or have been previously filed:

1.   Joint Filing Agreement dated as of October 23, 2008 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

2.   Letter dated October 21, 2008, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

3.   Letter dated February 5, 2009, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

4.   Amended and Restated Joint Filing Agreement dated as of September 2, 2009 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., Ravenswood Investments III, L.P., Benjamin Stein, Zachary Sternberg, Spruce House Capital LLC, and Spruce House Partners LP.

5.   Letter dated April 30, 2010, from Robotti & Company, LLC to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

6.   Letter dated June 29, 2010, from Robotti & Company, LLC to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 1, 2010

Robotti & Company, Incorporated

/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
Robert E. Robotti		Name: Robert E. Robotti
		Title: President and Treasurer

Robotti & Company, LLC   Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

Ravenswood Management Company, L.L.C.

By:	/s/ Robert E. Robotti		/s/ Kenneth R. Wasiak
	Name: Robert E. Robotti		Kenneth R. Wasiak
	Title: Managing Member		

Ravenswood Investments III, L.P.   Ravenswood Investment Company, L.P.

By:	Ravenswood Management Company, L.L.C.	By:	Ravenswood Management Company, L.L.C.
	Its General Partner		Its General Partner

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: Managing Member		Title: Managing Member

Spruce House Capital LLC   /s/ Benjamin Stein

                                                Benjamin Stein

By:	/s/ Benjamin Stein
	Name: Benjamin Stein	/s/ Zachary Sternberg
	Title: Managing Member	Zachary Sternberg

Spruce House Partners LP

By:	Spruce House Capital LLC
	Its General Partner

By:	/s/ Benjamin Stein
	Name: Benjamin Stein
	Title: Managing Member

Exhibit Index

The following documents are filed herewith or have been previously filed::

Exhibit		Page
(1)	Joint Filing Agreement dated as of October 23, 2008 by and between Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.	Previously Filed
(2)	Letter dated October 21, 2008, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.	Previously Filed
(3)	Letter dated February 5, 2009, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.	Previously Filed
(4)	Amended and Restated Joint Filing Agreement dated as of September 2, 2009 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., Ravenswood Investments III, L.P., Benjamin Stein, Zachary Sternberg, Spruce House Capital LLC, and Spruce House Partners LP.	Previously Filed
(5)	Letter dated April 30, 2010, from Robotti & Company, LLC to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.	Previously Filed
(6)	Letter dated June 29, 2010, from Robotti & Company, LLC to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.	Pages 18-21

(The remainder of this page was intentionally left blank)

Exhibit 6

Robotti & Company, LLC
110 East 42nd Street, Suite 1100
New York, NY 10017

<u>VIA FAX TO (512) 236-9275</u>
<u>AND FEDEX</u>

June 29, 2010

The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
919 Congress Avenue
Austin, Texas 78701
Attn: Mike Ulrich

Dear Mr. Ulrich:

As you know, Robotti & Company, LLC and other parties to the Joint Filing Agreement dated as of September 2, 2009 filed with our Schedule 13D are holders of 2,212,385 Units of Beneficial Interest ("Units") in LL&E Royalty Trust ("Trust"), or approximately 11.65% of the outstanding Units.

As we previously discussed, we believe that given the current circumstances, it is highly unlikely holders of the Units ("Unitholders") will receive fair value if the sale of the Trust's assets were to take place this year or in early 2011 as currently required by the Trust Agreement. We continue to believe that removing the deadline by which the Trust's assets must be sold is critical. We believe a transfer of the Trust's assets into a newly-formed publicly-traded limited liability company ("New LLC") is the most prudent method of accomplishing this. As outlined below, we believe this transaction would require a majority of the Unitholders outstanding to vote in favor of such a plan. We also believe that a majority of the Unitholders would support such a plan.

<p align="center">**Mechanics of Potential Transaction**</p>

As noted above, Section 9.02 of the Trust Agreement provides that the Trustee must sell the assets of the Trust for cash (unless authorized by the holders of a majority of the Units to sell such assets for non-cash consideration consisting of personal property) upon such terms as the Trustee, in its sole discretion, deems to be in the best interest of the Unitholders. Also in accordance with the procedures and timing set forth in Section 9.02 of the Trust Agreement, if any assets required to be sold has not been sold by December 31, 2010, the Trustee will cause the assets to be sold at public auction to the highest cash bidder.

Accordingly, the Trustee has the flexibility to sell the Trust assets for non-cash consideration consisting of personal property if authorized by the holders of a majority of the Units and if the Trustee deems such transaction to be in the best interest of the Unitholders. Our proposal is just that--a sale of the Trust assets for units of New LLC, non-cash consideration consisting of personal property--and, as such, is possible with the approval of the holders of a majority of the Units.

The mechanics of the potential transaction are as follows:

1.   Form New LLC and prepare New LLC to be a public company registered under the Securities Act of 1933 (the "Securities Act").

Exhibit 6 (continued)

2.　　　　Execute an Exchange Agreement between New LLC and the Trustee (on behalf of the Trust) which will provide that the assets of the Trust (which consist of the partnership interests in LL&E Royalty Partnership (the "Partnership")) are exchanged for units of the New LLC and such units are then distributed to Unitholders in final liquidation of the Trust (the "Transaction"). The closing of the Transaction will be conditioned on the approval of the holders of a majority of the Units.

3.　　　　Prepare the required Proxy Statement and Registration Statement (including the Prospectus) in accordance with applicable federal securities laws.

4.　　　　File and distribute the Proxy Statement and Registration Statement (including the Prospectus) in accordance with applicable federal securities laws.

5.　　　　Call and hold a meeting of the Unitholders to vote on the Transaction.

These steps are discussed in more detail below.

Formation of New LLC

We propose to form New LLC by filing a charter with the Secretary of State of the State of Delaware and adopting a limited liability agreement ("LLC Agreement") to govern the New LLC. Since New LLC will be a publicly-traded company, we will set up New LLC to comply with the various corporate governance requirements, including among other things, the required composition of the board of directors and committees thereof and the engagement of independent accountants. Of course, disclosure as to such matters will be set forth in the Proxy Statement and the Prospectus.

New LLC will put systems in place for producing financial statements and related disclosure, including required evaluations of disclosure controls and the effectiveness of internal controls over financial reporting. New LLC will be subject to the periodic and other reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act").

Documents to be Prepared Prior to the Meeting

Proxy Statement

As you are no doubt aware, the Trust must comply with the SEC's proxy rules whenever it seeks a Unitholder vote on corporate matters, including the Transaction. These rules require the Trust to provide a proxy statement to its Unitholders, together with a proxy card when soliciting proxies. The Transaction will be described in detail in such proxy statement.

Registration Statement and Prospectus

The units of New LLC will be registered under the Securities Act. The registration process includes the filing of a Registration Statement on Form S-4, including a Prospectus with the SEC. The Registration Statement will include, among other things, a description with respect to New LLC of its business; the material terms of the LLC Agreement; a description of new management, including its officers and directors; a discussion of the board of directors and various governance matters; material transactions between the company and its officers and directors; the capitalization of New LLC; a comparison of New LLC to the Trust, including the rights of unit holders under each and the consequences of the Transaction related thereto; and any tax effects of the exchange. In addition, New LLC will provide any other information that is necessary to make the disclosure complete and not misleading. New LLC will also describe any risks to the Transaction and an investment in New LLC prominently in the Prospectus.

Exhibit 6 (continued)

Call a Meeting of the Unitholders; Approval of the Transaction

Section 5.02 of the Trust Agreement provides that meetings may be called by the Trustee in its discretion or within 20 days upon the written request of Unitholders holding 10% or more of the outstanding Units. Notice to Unitholders is then required not more than 60 days or less than 20 days prior to the scheduled meeting date.

A quorum is present when there is a presence in person or by proxy of record date certificate holders holding certificates representing a majority of the Units outstanding on the voting record date. Section 9.02 of the Trust Agreement requires the affirmative vote at a meeting duly called and held in accordance with Article V of the Trust Agreement of the record date certificate holders holding certificates representing a majority of the Units to approve the Transaction.

<h3 align="center">Identification of Funding Considerations</h3>

The Transaction will require a substantial amount of funds to complete. New LLC will be sufficiently capitalized to provide the funds necessary to consummate the Transaction as well as to operate in the ordinary course as a public company. However, we are aware that the Trust effectively is without the resources to fund the Transaction and will need to locate additional capital to implement the Transaction.

We are aware that under the Trust Agreement, neither the Trustee nor the Partnership may borrow an amount that at the time of borrowing exceeds 50% of the estimated revenues of the Trust or the Partnership, respectively, during the immediately following six monthly periods. Generally such borrowing must be repaid before any further Trust or Partnership distributions, whichever is the case, can be made. We intend to prefund New LLC with sufficient funds to cover the Trust's already incurred expenses, expenses in approving and consummating the Transaction as well as to cover the operations of New LLC for the foreseeable future.

Nevertheless, if the Transaction is consummated, we anticipate that New LLC would then commence a rights offering whereby each unit holder would have an opportunity to participate and maintain its proportional interest in New LLC subject to any amounts paid by or on behalf of the Trust or New LLC to consummate the Transaction and any dilution due to prefunding of New LLC, which we anticipate would be limited to 5%-10%.

<h3 align="center">Potential Tax Effects of the Potential Transaction</h3>

It is anticipated that the U.S. federal income tax treatment of the Transaction will be as follows:

- The transfer of the assets of the Trust to New LLC in exchange for units of New LLC and the distribution of such units to Unitholders in final liquidation of the Trust generally will not be taxable to the Trust, New LLC, or the Unitholders.

- New LLC will be treated as a partnership for U.S. federal income tax purposes and, thus, will not be subject to U.S. federal income taxation.

- Each Unitholder will be taxed upon its share of each item of New LLC's income, gain, loss, deduction and credit and will generally be entitled to claim depletion in respect of the royalty interests held by New LLC through the Partnership. Unitholders will be required to report these items on their own tax returns regardless of the extent to which, or whether, they receive cash distributions from New LLC.

Exhibit 6 (continued)

IRS Circular 230 Disclaimer: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

Conclusion

We believe that this transaction meets the requirements of the Trust Agreement and look forward to the opportunity to answering any questions that you may have relating to it.

Very truly yours,

/s/ Robert E. Robotti

Robert E. Robotti
President and Treasurer of Robotti & Company, LLC